

Cementos Lima S.A.

03 SEP 15 AM 7:21

FILE NO. 82-3911



03029997

VAL-102-03

August 29, 2003

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

Appointment of Outside Auditors for the Fiscal Year 2003.

Date: filed with CONASEV on August 28, 2003

Required by: CONASEV

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 **Cementos Lima S.A.**

(FREE TRANSLATION)

FILE N°
82-3911

GF.00110.03

Lima, August 28, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Notice" about the resolution adopted by the Board of Directors' Meeting held on August 27, 2003:

To appoint MEDINA, ZALDIVAR, PAREDES & ASOCIADOS SOCIEDAD CIVIL (member of ERNST & YOUNG) as Outside Auditors for auditing our Financial Statements for the Fiscal Year 2003. They also audited our Financial Statements for the Fiscal Year 2002.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

FILE: TRACON5